Exhibit 4.169

GEOTHERMAL LEASE AND AGREEMENT

THIS LEASE AND AGREEMENT ("Lease") is made and entered into as of the 1st day of April, 2006, by and between SF PACIFIC PROPERTIES, LLC, a Delaware limited liability company ("Lessor"), and ICELAND MERICA ENERGY, LLC, a California limited liability company.

RECITALS

WHEREAS, Lessor is the owner of Resource (as defined in Section l(a) below) underlying the following real property, situated in Imperial County, State of California, known and described as follows:

consisting of approximately 1922 acres of real property in Sections 1, 3, and 11, Township 11 South, Range 9 East, San Bernardino Base and Meridian, but excluding the surface rights to such real property; together with all right, title and interest of Lessor to Resources, presently owned or hereafter acquired, in the above described real property, and whether particularly described above or not, in and to any real property embraced within or underlying roads, streets, alleys, rights of way, dikes, levees, real property created by accretion or reliction, and any waterways, including but not limited to rivers, streams, creeks, sloughs, ditches, canals and lakes, traversing or adjacent to the said above described real property (hereafter referred to as the "Property").

WHEREAS, both of the parties hereto are desirous of having the Property developed for the production and use of Resources for the production of geothermal energy.

AGREEMENT

1.	GRANT OF LEASE AND RIGHTS.

(a) Lessor, for and in consideration of the sum of $10.00 and other valuable consideration in hand paid, and of the rental payments and royalties herein provided and of the covenants and agreements hereinafter contained, hereby grants, demises, leases and lets unto Lessee, the Prope1iy with the sole and exclusive right to Lessee (with the permission of the surface owner of the Property) to drill for, produce, extract, take and remove therefrom: (1) the natural geothermal energy or natural heat of the earth or the heat found beneath the surface of the earth ("geothermal processes"); (2) all products of geothermal processes, embracing indigenous steam, hot water and hot brines; and also the effluent of such substances from which heat has been extracted; (3) steam and other gases, hot water and hot brines resulting from water, gas, or other fluids artificially introduced into subsurface formations; and also the effluent of such substances from which heat has been extracted; ; and (4) by-products in mixture or solution with or extracted from any of the foregoing, such as, minerals (exclusive of oil or hydrocarbon gas that can be separately produced) (items 1 through 4, inclusive, are herein collectively referred to as "Resources"). For the same consideration, Lessee is hereby granted the right (subject to obtaining any legally necessary rights or consents from the surface owner of the Property) to store, utilize, process, convert, and otherwise use such Resources on or off the Property and to sell the same or any part thereof on or off the Property during the term hereof, with the right of entry thereon at all times for said purposes, and to construct, use, maintain, erect, repair and replace thereon, and to remove therefrom all roads, pipelines, ditches and lanes, telephone and telegraph lines, utility installations, power lines, poles, tanks, evaporation or settling basins, extraction or processing plants, machinery, equipment, buildings, electric power plants, and equipment for generation and transmission of electric power, and for the handling, treatment or storage of the Resources, and all structures and facilities relating thereto, which Lessee may desire to erect, construct or install in carrying on Lessee's business and operations on or from the Property and other real property in the vicinity of the Property; and Lessee shall have the further right (subject to obtaining any legally necessary rights or consents from the surface owner of the Property) to erect, maintain, operate and remove a plant or plants, structures and facilities with all necessary appurtenances for the conversion of the Resources into heat, power or another form of energy, and for the extraction of products from steam, brine or water produced from the Property and other real property in the vicinity of the Property, including all rights necessary or convenient thereto, together with rights of way for passage over, upon and across and ingress and egress to and from the Property for any or all of the above mentioned purposes. The rights granted Lessee in the preceding sentence shall be exercised in a prudent and workmanlike manner and in accordance with and subject to Section 6 below. Lessee shall also have the right (subject to obtaining any legally necessary rights or consents from the surface owner of the Property) to utilize or to dispose of waste brine and other waste products from a well or wells on the Property or on other land in the vicinity into a well or wells drilled or converted for that purpose on the Property or on other land in the vicinity, and the right to inject water, brine, steam and gases from a well or wells on the Property or such other land for the purpose of maintaining or restoring pressure, increasing or maintaining production, or testing in the production zones beneath the Property or other land in the vicinity thereof. For the same consideration Lessor hereby grants to Lessee (subject to obtaining any legally necessary rights or consents from the surface owner of the Property) the sole and exclusive right to enter upon and explore the Property by geological, geophysical or other methods, whether now known or not, and to take water from the Property for operations hereunder as provided herein.

(b) Together and in addition to the rights granted to Lessee in Section l(a) above, Lessor hereby grants Lessee all the rights contained in Section 17 below.

2.	LEASE TERMS AND RENTALS.

(a) Subject to Section 2(b) below, and subject to possible extensions as provided below in this Section 2, the Lease shall be for a term of three years commencing on the date of this Lease, with annual increase in the Primary Term rents as provided in Section 2(d) below ("Primary Term").

(b) If at the time of expiration of the initial three-year term, Lessee is able to demonstrate to the reasonable satisfaction of Lessor that Lessee is engaged in geothermal drilling operations on the Property and/or is engaged in the construction of a geothermal power project or projects on or near the Property which will utilize Resources for the generation of electrical power when placed in operation, is not in default under the Lease, and upon payment of the additional annual rents as provided for in Section 2(d) below, than the

Primary Term shall be extended for an additional three (3) years (the "Extended Term").

(c) If, at the end of the Primary Term or the Extended Term, as applicable, Resources are being produced in commercial quantities from the Property for utilization in an electric power generating plant, this Lease shall continue for so long as such Resources continue to be so produced, and Lessee shall pay to Lessor the royalties set forth in Section 3 below. However, if at the end of the Primary Term or Extended Term, Resources are not being produced in commercial quantities from the Property for utilization in an electric power generating plant, then this Lease shall terminate unless further extended by written agreement of the parties. In addition, if after Resources from the Property have been produced in commercial quantities for utilization in an electric power generating plant, and the plant or plants are thereafter shut down and cease to produce electrical power for any reason sufficient in Lessee's reasonable good faith opinion to warrant such action, payment of an "In Lieu Royalty," calculated in accordance with Section 2(d) below, on the applicable Lease anniversary date, shall maintain the Lease in full force and effect for an additional year from the date Lessee shuts down the plant or plants.

(d) Lessee shall pay Lessor an initial bonus payment of $10,000.00, plus a first year annual rental payment of $5,766.00 upon execution of the Lease. The first year annual rental payment is based on a $3.00 per acre charge (1922 acres x $3.00 = $5,766.00). Unless the Lease is terminated beforehand, Lessee shall make the following additional rental payments to Lessor on or before the first day of each subsequent year of the Primary Term (which shall be the anniversary of the date of this Lease) as follows:

Second Year	$7,688.00 ($4.00/acre)
Third Year	$9,610.00 ($5.00/acre)

If the Lease is extended for the Extended Term the annual rents shall be as follows, payable on or before the first day of each year of the Extended Term, which shall be the anniversary of the date of this Lease):

Fourth Year	$11,532.00 ($6.00/acre)
Fifth Year	$13,454.00 ($7.00/acre)
Sixth Year	$15,376.00 ($8.00/acre)

(e) If Lessee achieves any of the following milestone events during the Primary Term of the Lease, a one-time additional payment of $50,000.00 will be due Lessor upon realization of such event. The milestone events are (a) receipt and acceptance by Lessee of a geothermal resource evaluation report from a reputable geo-engineering or geophysical consultant, confirming the likelihood that the Resources will support the development of a 40 MW or larger geothermal power project on or near the Property, and/or (b) receipt and acceptance by Lessee of a financeable power purchase agreement ("PPA") from a regulated utility company or wholesale purchaser of electrical power, which identifies the Property as the source of some or all of the Resources to be used for the generation of electrical power under the PPA. For purposes of this paragraph, the term "financeable" PPA shall mean a "take or pay" PPA with energy pricing, delivery and other essential terms sufficient to secure the financing required to (i) develop the first geothermal power project on the Property (the "Project"), or (ii) which utilizes Resources produced from the Property for the generation of electrical power, through one or more equity participants and institutional lenders.

(f) Lessee shall provide Lessor with a copy of any comprehensive geothermal evaluation report or fully executed PPA obtained by Lessee within 10 days after receipt of the report or PPA by Lessee, subject to the confidentiality provisions of Section 23 below. Lessee shall make any payments due to Lessor on or before the date due. Any late payment shall be assessed a late fee of fifteen (15%) percent of the amount due.

(g) Except as otherwise provided in this Lease, no other rentals, delay rentals, advance royalties, In Lieu royalties or the like shall be payable by Lessee while the Lease remains in effect. The royalties payable under Section 3 below shall be full consideration for the rights granted hereunder except where otherwise specifically provided.

3.	ROYALTIES.

(a) Lessee shall pay to Lessor as follows a royalty or royalties out of the proceeds received by Lessee from the sale or use of Resources, or the re-injection of geothermal resource produced from adjoining property ("Other Resources") in proportion to Lessor's "Participation Interest" in the operative "Unit" (as those terms are defined in Section 11 below) from which the Resources are produced in whole or in part, or from which Other Resources are re-injected through wells located on the Property

(b) If Lessee, or an Affiliate of Lessee (as defined in subsection (i) below), generates electric power from a generating facility which utilizes any Resources or otherwise converts any Resources into electric power and sells any of the electric power to one or more Non-Affiliates (as also defined in subsection (i) below), either directly or with one or more intervening sales to one or more Affiliates, a royalty of two and one-half percent (2.5%) of the gross revenues received from the sale of such electric power ("Electricity Revenues") by the party (whether Lessee or an Affiliate) that sells the power to the Non-Affiliate for the first ten (10) years of commercial operation of such facility or facilities, three and one-half percent (3.5%) of Electricity Revenues of each such facility for the next ten years of commercial operation (years 10 through 20) and five percent (5%) of such Electricity Revenues from and after 20 years of commercial operation of each such facility.

(c) If Lessee sells any Resources produced from the Property to a Non-Affiliate, a royalty of ten percent (10%) of the gross revenues received by Lessee from the sale of the Resources;

(d) If Lessee sells any Resources to an Affiliate, and the Resources are resold to a Non- Affiliate (either directly or after one or more intervening sales to one or more Affiliates), for purposes other than the generation of electricity, a royalty of ten percent (10%) of the gross revenues received by the Affiliate that first sells the Resources to a Non-Affiliate,

(e) If Lessee uses Resources at a commercial facility other than an electric power generating facility, or re-injects Other Resources on or into the Property, a royalty of ten percent (10%) of the fair market value of the Resources so used or Other Resources re-injected shall be paid to Lessor.

(f) Lessee may use, free of royalty, Resources and electric power developed from the Property for all operations authorized under the Lease, including operation of the generating facility or facilities, and Lessee shall not be required to account to Lessor for or pay royalty on any Resources reasonably lost or consumed in operations hereunder. Nothing in this paragraph shall be deemed to release Lessee from the duty to pay royalty for Resources used by Lessee or an Affiliate to generate electricity for sale, as provided in subsection (b) above.

(g) Lessee shall pay Lessor within ten days of receipt of payment from the purchaser of electricity or Resources, or both, the royalties accrued and payable for the preceding calendar month. Concurrently with making each such royalty payment, Lessee shall deliver to Lessor a statement including the supporting statement from the purchaser of the electrical power setting forth the basis for the determination of the royalty then paid by Lessee.

(h) Any sum payable by Lessee to Lessor not paid when due shall bear interest from due date until paid at an annual rate of three percent (3%) in excess of the reference rate published by Bank of America, compounded quarterly.

(i) The term "Affiliate" as used in this Lease shall mean (i) any person or legal entity that owns Lessee in whole or in part; or controls Lessee; whether such ownership or control is direct or held through intervening entities; (ii) any legal entity that Lessee owns in whole or in part; or controls; whether such ownership or control is direct or held through intervening entities; or (iii) any legal entity or enterprise in which Lessee (or any person or entity described in clause (i) or clause (ii) above) has an ownership or financial interest, directly or indirectly, other than Lessee's contractual right to receive the proceeds from the sale of Resources or the re-injection of Other Resources. The term "control" as used in this Section 3 means the power or authority to exercise of managerial discretion and make business decisions for another person or entity. The term "Non-Affiliate" as used in this Lease means a person or entity that is not an Affiliate of Lessee.

4.	PAYMENTS.

All payments required to be made by Lessee to Lessor hereunder shall be paid to Lessor by wire transfer, check or other conventional commercial means. No change in the ownership of the Property or of any right to recover payments due Lessor hereunder shall be binding on Lessee until Lessee shall have been furnished adequate written evidence thereof. In the event more than one person or entity shall at any time be entitled to receive sums of money payable hereunder to Lessor, all such persons shall have the right, jointly, to designate any other single office or depository to receive all payments hereunder on their joint and several behalf, and by jointly executed and acknowledged instrument so to advise Lessee, it being intended that Lessee shall never be required to make payment to more than one person or entity nor to draw more than one check for any separate payment becoming due hereunder unless Lessee has consented in writing to the division of payments. Until notice of split payments, if any, is furnished to Lessee, Lessee shall continue to make all payments to the office or depository last designated by Lessor in Section 22 hereunder.

5.	UNECONOMIC SUBSTANCES.

(a) Nothing herein contained shall require Lessee to produce any Resources or to recover, save and market any of the Resources contained in the brines or other well output produced from wells on the Prope1ty, which, in Lessee's reasonable judgment, is not economic to produce, recover, save or market. Lessee shall have the right, without accountability to Lessor therefor, to waste or dispose of any such uneconomic Resources by such lawful manner or means as Lessee shall deem appropriate in the circumstances.

(b) Lessee shall not be obligated to produce Resources it is unable to market at the well or wells, plant or plants, or to continue production from a well that does not produce Resources in paying quantities. It is recognized that the market demand for the Resources may vary from time to time and during such periods as there is no market at the well or plant for any of the Resources, Lessee's obligation to produce, process and extract such Resources shall be suspended. However, any such suspension exceeding one year shall not be deemed production of Resources in commercial quantities, for purposes of Section 2(c) above. Lessee shall have no obligation to save or process by-products described in Section l(a)(5).

(c) Subject to the foregoing and except as herein otherwise provided, Lessee agrees that regarding any wells it may drill and wells completed and thereafter operated, Lessee shall conduct such drilling and operations with reasonable diligence and in accordance with prudent geothermal development and operating practices and in compliance with all applicable laws while the Lease is in force as to the portion of the Property on which such well or wells are situated.

6.	SURFACE OPERATIONS.

(a) No well shall be drilled within seven hundred fifty feet (750') of any residence or other building now overlying the Property without the prior written consent of the owner thereof. Lessee shall pay for any damages to growing crops or other surface improvements caused by its operations overlying the Property to the owner thereof; such payments are to be based upon the fair market value of such crops or improvements at the time such damage occurs. In the event any buildings or personal property shall be damaged, destroyed or required to be removed because of Lessee's operations overlying the Property, Lessee shall be liable for payment of the reasonable value thereof. Upon completion of any well drilled on the Land, Lessee shall level and fill all sump holes and excavations and shall remove all debris and shall leave the location of such well in a clean and sanitary condition. Lessee in its operations overlying the Property shall at all times have due and proper regard for the rights and convenience and the health, welfare and safety of Lessor and all persons lawfully occupying the Property and the overlying surface interest. Lessee agrees to fencing, and marking with appropriate signage, all permanent facilities, such as individual wells, and to provide temporary fencing during construction, around all areas of operation. Upon abandonment of any uncompleted or completed well and upon termination of this Lease, Lessee shall level and fill all sump holes and excavations and remove all debris and leave the location of each such well in a clean and sanitary condition, and further, if required by law or requested in writing by Lessor, the owner of the surface area, or any governmental agency with authority to require such action, Lessee shall cement in and plug each such well in such manner and to such extent as to insure against any discharge from the same. Any wells drilled by Lessee hereunder shall be drilled in a manner so as not to materially affect any existing well of the surface owner of the Property and sufficient casing shall be set and cemented in such wells drilled by Lessee so as to seal off and protect surface waters.

(b) Lessee agrees to conduct all operations hereunder with reasonable diligence and in accordance with prudent geothermal industry operating practices, including, but not limited to, the operational standards and specifications of the United States Department of the Interior, Bureau of Land Management, the California Department of Oil and Gas and the applicable California Regional Water Quality Control Board; provided however, so long as Lessee relies in good faith on the recommendations one or more reputable geologists or geothermal reservoir engineers, Lessee shall not be liable to Lessor for damages to any geothermal resources reservoir underlying the Property or for the loss of Resources therein or therefrom or from any subsidence or surface damages resulting from its operations hereunder unless such damage or loss is caused by Lessee's gross negligence or willful misconduct.

7.	TITLE; HAZARDOUS SUBSTANCES.

(a) Lessee shall have a period of thirty (30) days after Lease execution in which to order a preliminary title report and commitment for title insurance, and thirty (30) days after receipt of such title report and commitment in which to examine the title to the Property. If defects in title are revealed to Lessee that would preclude Lessee from having marketable title to the rights granted in the Lease within the time required by Lessee, Lessee shall give written notice thereof to Lessor within the 30-day period and Lessor shall at its option either remove the defect or defects within 60 days after receiving such notice from Lessee, or terminate this Lease and refund the bonus payment and the initial annual rental payment made by Lessee pursuant to Section 2 of this Lease. Lessee shall have sole responsibility for ordering and paying the cost of any title work it desires. If no notice of title defects is received by Lessor from Lessee within 30 days after Lease execution, Lessee shall be deemed to have accepted the condition of title to the Property.

(b) No well products or surface materials or refuse of any kind from the Property shall be allowed to deposit upon, pass into or otherwise enter or degrade or pollute the waters of the Salton Sea or the water supply of the surface owner or others. All drilling fluids, well products and other substances, the spillage of which would contaminate or otherwise adversely affect the productivity of any portion of the Property not actually occupied or used by Lessee or which would adversely affect the waters of the Salton Sea or the water supply of the surface owner or others shall be removed by Lessee in such manner and to such place or places as to insure that such contamination or adverse effect does not occur or continue to occur. Lessee assumes no responsibility and shall not be held liable for the cost of remediating any environmental conditions which existed prior to the effective date of this Lease. Lessee shall only be responsible for remediating new or existing environmental conditions affecting the Property to the extent such conditions are caused or exacerbated by Lessee's activities upon the Property, including subsurface contamination "drawn in" to the Property by Lessee's development or operational activities on or under the Property, and which require remediation pursuant to federal state or local environmental laws or the terms of this Lease.

Lessee covenants and agrees that no action shall be taken on the Property except in compliance with all federal, state and local environmental laws (collectively, "Environmental Laws"), including without limitation the requirements of such regulating agencies. Lessee agrees to notify its employees, agents, contractors, and it successors or assigns of the environmental condition of the Property and to cause such persons to also comply with all Environmental Laws as they relate to the Property. Lessor covenants and agrees to cooperate with Lessee and to make all reasonable efforts to work with the Environmental Protection Agency, the California Regional Water Quality Control Board, the California Department of Toxic Substances Control and any and all other federal, state and local governmental entities to resolve any and all present and future liabilities arising from Lessee's entering into the Lease.

8.	LESSER OR AFTER ACQUIRED INTEREST.

If it should hereafter appear that Lessor at the time of making the Lease owned a lesser interest in the Property than the entire interest in the Resources contained in and under the Property, then the rentals, royalties and other payments accruing to Lessor hereunder shall be paid to Lessor in the proportion which Lessor's interest bears to the entire interest in the Resources. Notwithstanding the foregoing, should Lessor hereafter acquire any additional right, title or interest in or to the Property or the Resources, then any increase in payments of money hereunder necessitated thereby shall commence with the payment next following receipt by Lessee of satisfactory evidence of Lessor's acquisition of such additional interest.

9.	TAXES.

(a) Lessee shall pay all taxes levied and assessed against Lessee's leasehold interest in the Resources. Lessee shall also pay all taxes levied and assessed against all structures, improvements and personal property placed upon the Property by Lessee. Lessor shall pay all taxes levied and assessed against the Property as such and against any rights thereto not covered by the Lease.

(b) Lessee shall pay all taxes assessed upon any Resources produced and sold by Lessee from the Property, including all of any severance, production, net proceeds and license taxes or other taxes or assessments levied or assessed on account of the production of Resources from or allocated to the Property, and to pay all of any other taxes assessed against the Property other than general property taxes which shall remain the obligation of Lessor, whether the same are assessed to Lessor or Lessee or otherwise, and, upon Lessee's failure or refusal to pay all or any portion of such taxes or assessments, Lessor is hereby authorized to pay the same on behalf of Lessee and to bill Lessee for such additional amounts. Such additional amounts shall constitute rent hereunder and shall be due and payable within fifteen business (15) days of presentation of an invoice therefor.

(c) Lessee shall have no right to offset rent, royalty or other payments due to Lessor, but any general property taxes owed by Lessor and paid by Lessee shall accrue interest at the rate of 15% per annum until reimbursed by Lessor.

10.	OPERATIONS.

(a) Lessee and its Affiliates shall comply with all laws and regulations applicable to its operations hereunder including, but not limited to, requirements for worker's compensation insurance as required by the laws of the State of California, the California Department of Oil and Gas and/or the California Regional Water Quality Control Board. All operations and acts of Lessee upon the Property shall be performed in a good, safe and workmanlike manner and in accordance with recognized good operating, engineering and industry standards and practices generally considered most likely to result in the most efficient operation and the maximum economically practicable production of the Resources producible therefrom. All operating sites shall be kept neat, clean and safe and operations shall be conducted so as to eliminate, so far as practicable, dust, noise and noxious odors.

(b) Lessee shall indemnify, save harmless and defend Lessor from and against any and all manner of claims, causes of action, legal proceedings, damages loss, liability, judgments or suits (including costs and attorney's fees) whatsoever arising from nonperformance of Lessee's obligations hereunder or arising directly or indirectly out of Lessee's activities hereunder or the activities of any Affiliate on or in the vicinity of the Property; except to the extent caused in whole or in part from Lessor's negligence or willful misconduct. If, at any time after the Project achieves commercial operation as defined in the PPA, the net worth of Lessee is less than $5,000,000; Lessee shall provide a guarantor of its indemnification obligations under this Section, with a net worth that when combined with the net worth of Lessee shall exceed least $5,000,000, or other financial assurances reasonably acceptable to Lessor. The guarantor, if used, shall sign a guaranty in form reasonably satisfactory to Lessor.

(c) All of the labor to be performed and all of the materials to be furnished in the operations of Lessee hereunder shall be at Lessee's sole cost and expense unless otherwise specified herein, and Lessor shall not be chargeable with or liable for any part thereof. Lessee shall protect the Property and Resources from and against nonconsensual liens of every character arising from its operation thereon, and against any consensual liens and encumbrances not authorized under the terms of the Lease, and shall indemnify, defend and hold Lessor harmless with respect thereto. However, a nonconsensual lien on the Property shall not constitute a default if Lessee in good faith disputes the validity of the claim, in which event the existence of the lien shall constitute a default thirty (30) days after the validity of such lien has been adjudicated adversely to Lessee. Lessee shall also post and record a Notice of Non-Responsibility on behalf of Lessor in accordance with applicable law.

(d) Prior to commencement of operations hereunder, and at all times thereafter while the Lease is in effect, Lessee shall obtain and maintain all worker's compensation insurance, liability insurance and policies of insurance against fire and other risks for which insurance is customarily obtained in similar operations and shall maintain such insurance at levels and with limits commensurate with Lessee's operations. Such insurance shall include comprehensive general liability coverage with bodily injury limits of not less than $2,000,000 for each occurrence, property damage limits of not less than $500,000 for each occurrence, comprehensive automobile liability insurance with bodily injury and property damage limits of not less than $500,000 for each accident, and Operator's Extra Expense (Blowout) Insurance, in the amount of $5,000,000 which will cover physical damage to Lessor's property as well as damage to property of third parties such as adjacent landowners. Lessor shall be added as a named insured in the policies for such insurance. Lessee shall provide copies of the policies to Lessor, and whenever Lessor reasonably so requests, Lessee shall furnish to Lessor evidence that such insurance is being maintained. Lessor may periodically, but not more often than once every three (3) years, require that Lessee reasonably increase the policy amounts provided for in this Section, to reflect inflation, increased risk exposure and changing industry standards.

(e) If Lessee or anyone purchasing Resources from Lessee, with the approval of the surface owner, constructs a power plant overlying the Property for the conversion of Resources into electricity, heat, power or another form of energy or for the extraction and processing of by-products, or both, and if any such plant utilizes Resources produced or obtained from the Property and from other land in the vicinity, Lessee or such purchaser shall have the right and easement to continue to maintain and operate such plant and connected pipeline, transmission line and other associated facilities so long as it utilizes Resources from other land notwithstanding any cessation of production from the Property or the expiration, termination or forfeiture of the Lease. In such event, Lessee shall pay to Lessor an annual production royalty equal to ten percent (10%) of the royalty otherwise due under Section 3 above.

(f) Any work or drilling operations preliminary to the drilling in the ground or reworking operations may be undertaken in any order Lessee shall see fit. All such work and operations shall be prosecuted with reasonable diligence and subject to the approval of the surface owner.

(g) Lessee shall, prior to the initiation of drilling activities, post a bond in the full amount required by the cognizant state or federal agency to cover the cost of plugging and abandoning all wells to be drilled upon the Property.

(h) Permanent groundwater wells shall be installed on or near the Lands to track water quality, and quarterly reports summarizing the data shall be provided to Lessor by Lessee. An annual report analyzing the impact of geothermal operations shall be prepared by Lessee and provided to Lessor. All of the foregoing activities shall be performed by Lessee at its expense.

11.	UNITIZATION.

(a) Lessee shall have the right, and the obligation to the fullest extent permitted by law, either before or after the commencement of production, to unitize, pool or combine all or any part of the Property with other land or lands or lease or leases (whether held by

Lessee or others and whether or not the surface of such lands may be used for development or operating purposes) adjacent, adjoining or in the immediate vicinity of the Property, to comprise one or more operating or development units, and drilling operations or production on any such unit (the "Unit") shall constitute compliance herewith to the same extent as though such operations or production were on the Property. Lessee's performance of this obligation is subject to its duty as a prudent operator to configure the Unit boundaries in accordance with sound geological reservoir and engineering methods, to include acreage deemed to be productive (including production and injection capability) while excluding wholly nonproductive acreage. Lessor's participation interest in any Unit organized by Lessee shall be a percentage of the Electricity Revenues generated from one or more electric power plants which utilize Resources produced from the Property determined by dividing the total acreage of the Property which is included in the Unit, by the total acreage of the Unit (for example, if the Unit totals 3000 acres and all of the Property is included with the Unit, the calculation would be as follows: 1920 acres / 3000 acres 64% = of the production royalty due Lessor under Section 3 above). (hereafter referred to as "Lessor's Participation Interest"). Each such Unit shall come into existence upon Lessee's execution in writing and recordation in the Office of the County Recorder in the county in which the Property are situated, of an instrument identifying and describing the Unit's acreage, and any other filings required by applicable law. Lessee shall at all times keep Lessor informed of the portion of the Property included in any Unit. Lessor at his sole cost may retain a qualified geothermal consultant to review the geological basis for such Unit. In the event that there is a disagreement between Lessor's consultant and Lessee over the inclusion of Property in the Unit, then a single independent consultant, recognized as qualified in the determination of geothermal reservoir structures shall be mutually agreed upon by Lessor's consultant and Lessee. The determination of the third party consultant, whose fee shall be paid in equal portions by the parties, shall be binding on the parties.

(b) Lessee shall have the right at any time or times to increase or decrease the size of any Unit; provided, however, any change in the amount of Lessor's royalties resulting from the unitization of all or part of the Property or an increase or decrease of the Property in a Unit shall not be retroactive.

(c) As to each and any such Unit, Lessee shall have the right to commingle for the purpose of utilizing, selling or processing, or causing to be processed, the steam or steam power and/or extractable minerals produced from such Unit with the steam or steam power and/or extractable minerals produced from other lands or units, so long as the production from the Unit which includes all or portions of the Property is measured, metered or gauged as to Unit production; Unit production so measured, metered or gauged shall then be allocated to the Property in accordance with the provisions of Section ll(a) above.

(d) Allocation, as aforesaid, shall cease upon any termination, either in whole or in part (by surrender, forfeiture or otherwise), of this or any other lease covering lands in such Unit as to the lands covered by such terminated lease or part thereof. In the event of the failure of Lessor's or any other owner's title as to any portion of the Property included in any such Unit, such affected portion of the Property so included shall likewise be excluded in allocating production from such Unit; provided, however, Lessee shall not be held to account for any production allocated to any Property to be excluded, as aforesaid, from such Unit unless and until Lessee has actual knowledge of the aforesaid circumstances requiring such exclusion.

(e) If any taxes of any kind are levied or assessed (other than taxes on the land as such or any rights thereto not covered by the Lease), any portion of which is chargeable to Lessor under Section 9 hereof, then the share of such taxes to be borne by Lessor as provided in the Lease shall be in proportion to the share of the royalty from any such Unit allocated to the Property.

(f) Lessee may, at its sole option, at any time when there is no production in any such Unit of Resources in quantities deemed paying by Lessee, terminate such Unit by a written declaration, in the manner in which it was created, consistent with applicable state laws and regulations. Such termination shall not, however, eliminate Lessee's obligation to pay continued royalties pursuant to Section 10(e).

12.	FORCE MAJEURE.

Each party's obligations under the Lease, other than payment of rentals, in lieu royalties or other monetary obligations, shall be suspended, and the term of the Lease and the period for removal of Lessee's property in the event of termination shall be extended, while such party is prevented from complying therewith by: strikes; lockouts; riots; action of the elements, including but not limited to fire, explosion, flood, volcanic activity, earthquakes, or tidal waves; accidents; delays in transportation; inability to secure labor or materials in the open market; laws, rules, regulations or actions of any federal, state, municipal or other governmental agency, authority or representative having jurisdiction, including failure or delay in issuance of necessary permits or approvals; war (whether declared or undeclared); acts of God; litigation or administrative proceedings affecting title to Property covered hereby or operations thereon; or by other matters or conditions beyond the reasonable control of such party, whether or not similar to the conditions or matters in this section specifically enumerated ("Force Majeure"). However, any suspension of the production of Resources from the Property due to Force Majeure that exceeds one year in duration shall not be deemed production of Resources in commercial properties for purposes of Section 2(c) above; provided, however, if Lessee demonstrates to the reasonable satisfaction of Lessor that it will be able to resolve such Force Majeure event by not later than 24 months from the first date of suspension of production of Resources resulting therefrom, Lessee may pay Lessor an In Lieu Royalty calculated in accordance with Section 2(d) above, on or before the first anniversary date of the suspension of production, and the Lease shall continue in full force and effect for an additional one-year period, or until the resolution of the Force Majeure event, whichever occurs first.

13.	SURRENDER.

At any time, and from time to time hereunder, Lessee shall have the right to terminate, surrender and relinquish this Lease, or all or any portion hereof as it may relate to all or any portion of the Property, by giving written notice to Lessor of such election, by executing and delivering to the Lessor or placing of record in the county in which the Property are located a quitclaim deed or deeds covering all or any part of the Property so surrendered. Such surrender will be effective upon delivery of notice as provided in Section 22 below, but shall not release Lessee from any liability or obligation arising prior to the effective date of said notice or any obligation which survives termination. Upon such surrender, Lessee shall have no further obligations under this Lease with respect to the Property, or to such portion thereof to which surrender applies, except for any liability or obligation accruing prior to the effective date of such surrender or which expressly or by obvious implication survives termination. In the event that Lessee surrenders this Lease as to all of the Property, Lessor shall retain the royalties and rentals previously paid to Lessor hereunder as full consideration for the rights granted herein. A partial termination, surrender, or relinquishment shall not reduce Lessee's royalty or other payment obligations. Notwithstanding such surrender, Lessee shall nevertheless, subject to approval of the surface owner, retain such rights-of-way and easements over, upon, through, and across the Property so surrendered as shall be necessary or convenient for Lessee's operations on so much of the Property as shall then be retained by Lessee under the Lease and on Lessee's other Property in the vicinity. Any termination of this Lease during the Primary Term shall be accompanied by payment in full of a "Termination Payment" in the amount of $10,000.00.

14.	BREACH OF AGREEMENT BY LESSEE.

If Lessee shall fail to pay any installment of royalty, in lieu royalty or rental when due and if such default shall continue for a period of fifteen (15) business days after receipt by Lessee of written notice thereof from Lessor to Lessee, then at the option of Lessor, the Lease shall terminate as to any portions thereof or any interests therein as to which Lessee is in default; provided, however, that if there be a bona fide dispute as to the amount due and all undisputed amounts are paid, said fifteen-day period shall be extended until five (5) days after such dispute is settled by final court decree, binding arbitration or agreement. Lessee shall have the option of depositing the amount in dispute into an interest-bearing account until such dispute is resolved. If Lessee shall be in default in the performance of any obligations under the Lease other than the payment of royalty, in lieu royalty or rental, and if for a period of sixty (60) days after written notice is given to Lessee by Lessor of such default, Lessee shall fail to commence and thereafter diligently and in good faith prosecute action to remedy such default, Lessor may terminate the Lease; provided however, to the extent that the default is not capable of being remedied in said period, Lessee shall have an additional reasonable period of time to remedy such default. No default in the performance of any condition or obligation hereof or termination by reason thereof shall affect the rights of Lessee hereunder with respect to any drilling, injection, disposal, or producing well or wells and related facilities and rights of access thereto, in regard to which Lessee is not in default. Disputes or differences between Lessor and Lessee shall not interrupt performance or the continuation of operations. In the event of any dispute or difference, operations shall be continued in the same manner as prior to such dispute or difference until the matters in dispute have been resolved, and thereupon such payments or restrictions shall be made as may be required under the terms of the settlement or other resolution of the dispute. Termination or cancellation of the Lease pursuant hereto shall be the sole remedy of Lessor for failure of Lessee to pay any rental or royalty.

15.	REMOVAL OF LESSEE'S PROPERTY: ACTIONS UPON TERMINATION.

(a) Lessee may at any time during the term of this Lease remove all or any of the property and fixtures that have been placed by it upon the surface of the Property.

(b) Following termination of this Lease or any pa11 thereof for any cause, and following abandonment of any well drilled pursuant to the provisions hereof, Lessee shall begin within one month thereafter and complete within six (6) months thereafter the removal of all personal property and fixtures which Lessee has brought upon the Property affected by such termination or upon the drill site of such abandoned well; properly plug and abandon such well; fill all sumps; remove all foundations or reduce to ground level to Lessor's reasonable satisfaction; comply with all permits and other obligations regarding cleanup and reclamation; remove all hazardous wastes and substances attributable to the operations of Lessee hereunder; and as nearly as practicable, restore the areas affected by such termination or abandonment to the condition in which they were prior to the commencement of its operations hereunder. The one month and six month periods referred to in the previous sentence may be extended as necessary with the consent of the Lessor, which shall not be unreasonably withheld, if Lessee is diligently pursuing the activities described therein (i.e. the initiation and removal of the property and fixtures, etc.). The ownership of any of Lessee's property not removed by it during the period herein provided shall, in the sole and absolute discretion of Lessor, be deemed Lessor's property without further act of the parties or be removed by Lessor at Lessee's cost, such costs to be reimbursed to Lessor within fifteen (15) business days of presentation of an invoice to Lessee.

(c) Upon final termination of this Lease as to all of the Property, all the rights and obligations under this Lease (except those arising or accruing prior to such termination, and except any obligations which expressly or by obvious implication survive termination) of Lessor and Lessee hereunder with respect to the Property shall terminate and be relinquished.

(d) Upon any termination or surrender of this Lease, whether partial or complete, Lessee shall provide Lessor within thirty (30) calendar days with a document in recordable form, acceptable to counsel for Lessor, evidencing such termination or partial or complete surrender of Lessee's rights hereunder, and quitclaiming the Property and all water rights acquired in connection with the Property to Lessor. If Lessee fails or refuses to provide Lessor the required termination notice in recordable form within thirty (30) days of the date Lessee terminates or surrenders all or a portion of this Lease, Lessee shall pay Lessor $100.00 per day for each day it delays in delivering such termination notice to Lessor.

(e) Lessee shall, within sixty (60) days after termination of this Lease, provide Lessor with all maps, technical reports, geological and geophysical studies and reports, reservoir studies, and other documents, drilling logs and data, exploration data, test data, title information, production reports, and all other information which Lessee may have or may thereafter acquire pertaining to the Property other than proprietary interpretive materials or data. Lessee shall not be responsible for the accuracy of any such information or have any liability to Lessor or to any other persons to whom such information is given by Lessor relative to any reliance thereon. Lessee will permit Lessor to take possession of all available core and samples but Lessee may destroy or dispose or any such core and samples not removed by Lessor within 180 days after termination.

16.	ASSIGNMENT.

(a) Lessee shall have the right, subject to the prior written consent of Lessor, which consent shall not be unreasonably withheld, to assign all or any part of its rights or interest in and to the Lease, to a Leasehold Lender (as defined in Section 18 below), or to an assignee possessing equal or greater financial and geothermal operational qualifications of Lessee including, but not limited to, Lessee's right to occupy such portions of the surface of the Property as may be necessary for the construction of plants and other facilities. Provided however, such consent shall not be refused if Lessee assigns the Lease and its interests thereunder to a nominee to be hereafter identified by not later than one year from the date of execution of the Lease, which is an Affiliate either partially or wholly-owned and controlled by Lessee, with a net worth equal to or greater than Lessee's net worth, and who expressly assumes the rights and obligation of Lessee under the Lease. No assignment by either party hereunder shall be effective for any purpose whatsoever until and unless a certified copy of the recorded instrument or assignment, or, if such assignment shall have been recorded only in short form, a true and complete copy of the instrument described in such short form under the true signatures of each of the parties thereto, together with a certified copy of such recorded short form, shall be given to the other party, in the same manner as is provided for a notice hereunder.

17.	ADDITIONAL OPERATIONS.

(a) For the consideration paid at the time of execution of this agreement and without any additional consideration to be paid therefor, except as provided below, Lessor hereby grants to Lessee, its successors and assigns, the following rights, rights of way and easements in, under, upon, through and across the Property which may be exercised at any time or from time to time during the duration of the Lease, and as long thereafter as Lessee exercises any of the rights granted in this section: (i) subject to the permission of the surface owner of the Property, the sole and exclusive right to locate a well or wells on the surface of the Property and to slant drill said well or wells into, under, across and through the Property and into and under property other than the Property, (subject to the rights of the owners of such other property to oppose or limit intrusions into their property), together with the right to repair, redrill, deepen, maintain, inject in, rework and operate or abandon such well or wells for the production of Resources from such other property, together with the right to develop water from the Property for any of Lessee's operations pursuant to this section and together with the right to construct, erect, maintain, use, operate, replace, and remove all pipelines, power lines, telephone lines, tanks, machinery and other facilities, together with all other rights necessary or convenient for Lessee's operations under this section and together with rights of way for passage over and upon and across and ingress and egress to and from the Property; and (ii) subject to the permission of the surface owner of the Property, the sole and exclusive right to drill into and through the Property below a depth of five hundred feet (500') from the surface thereof, by means of a well or wells drilled from the surface of property other than the

Property, and the right to abandon or repair, redrill, deepen, maintain, inject in, rework and operate such well or wells for the production of Resources from property other than the Property.

(b) Any well drilled under the provisions of this section shall be drilled so that the entire producing or injecting interval thereof shall lie outside the boundary of the Property, and Lessor recognizes and agrees that Lessor has no interest in any such well or wells drilled pursuant to this section or any production therefrom.

(c) Any surrender or termination under any other provision of the Lease shall be effective notwithstanding the fact that Lessee in and by such surrender or termination reserves the right granted to Lessee under this section, and regardless of such surrender or termination, the rights granted under this section shall continue for the term hereinabove granted in this section.

18.	PROTECTION OF MORTGAGEE.

(a) Lessee shall have the right at all times during the term of the Lease, with the consent of Lessor, which consent shall not be unreasonably withheld, to obtain bona fide loans (including through special purpose revenue bonds) and to secure such loans by encumbering the leasehold estate created by the Lease by any mortgage, deed of trust or other security instrument, including, without limitation, an assignment of the rents, issues and profits therefrom (excluding, however, the rentals and royalties payable to Lessor hereunder), ("Leasehold Mortgages"); provided, however, that the proceeds of such loans shall be used for the planning, financing, development, design, purchase, construction, maintenance, and operation of one or more power plants, well fields and related equipment, personal property, fixtures and improvements necessary or desirable in the operation of such facilities on the Property or utilizing Resources produced from the Property. It shall be unreasonable for Lessor to withhold consent to a Leasehold Mortgage if the lender is a recognized lending or financial institution (including insurance companies) that is financially sound or is the Federal government, the State of California and/or a bona fide municipality of the State of California.

(b) During the continuance of each and every Leasehold Mortgage and until such time as the lien of each and every Leasehold Mortgage has been extinguished, Lessor and Lessee shall cooperate in including in the Lease, and any site leases, easements or licenses granted thereunder, by suitable amendment or other instrument, from time to time, any provision which may be reasonably requested by an owner or holder of the Leasehold Mortgage ("Leasehold Lender"), or any equity participant in the development of one or more electrical power plants which utilize Resources produced from the Property, for the purpose of implementing mortgagee protection provisions, and allowing the Leasehold Lender or equity participant reasonable means to protect or preserve the lien of the Leasehold Mortgage, or to protect the rights and interest of any such equity participant, on the occurrence of a default by Lessee under the terms of the Lease. Lessor and Lessee each agree to execute, deliver and acknowledge any agreement necessary to effect any such amendment or other instrument; provided, however, that Lessor shall have no obligation to execute such amendment or other instrument which in any way affects the term hereof, the indemnities provided herein, or rent or royalties payable under the Lease, or otherwise materially affects the rights or obligations of Lessor hereunder.

19.	ESTOPPEL CERTIFICATES.

Each party shall, without charge, at any time and from time to time, within ten (10) days after request by the other party, certify by written instrument, duly executed and acknowledged, and deliver same to the other party or its designees, which shall certify, if substantially correct, as to the following:

(a) That the Lease is in full force and effect;

(b)That no events have occurred which, with the giving of notice or passage of time, or both, would constitute a material default under the terms of the Lease;

(c) That the Lease may be assigned or subleased as security to secure financing or continue such financing to benefit the Lease;

(d) That Lessor will afford the Leasehold Lender or any party holding a security interest; in the Lease all opportunities available to Lessee to cure any defaults under the Lease;

(e) Such other reasonable information and in such reasonable form as either party may request.

20.	RIGHT TO INSPECT RECORDS.

(a) Lessor, and/or its designated agents, may at all reasonable times but at their sole risk and expense, examine the Property and the workings, installations, structures and operations of Lessee thereon, but shall do so in such manner as not to unreasonably interfere with Lessee's operations. Lessee shall keep full and correct copies of its books and records with respect to all matters relevant to the royalty and other rights of Lessor hereunder, and Lessor or its agents may at all reasonable times but at their sole risk and expense, inspect and copy the same. Within twenty (20) days after the end of each lease year during the term of this Lease, Lessee shall deliver to Lessor a written report summarizing the exploration, development, construction and related work performed on and the production of Resources from the Property during the preceding annual period, or, if no such work was performed or Resources produced during said preceding annual period, a written report so stating.

(b) It is expressly agreed, however, that nothing herein shall require Lessee to disclose to Lessor any secret processes, or data pertaining to any secret process with respect to the treatment or processing of Resources, steam, condensates of steam, or by-products thereof or of affluence from wells.

21.	FEES AND BONDS.

Lessee shall, at its sole cost and expense and without recourse against Lessor:

(a) Pay all fees and other charges payable by either Lessee or Lessor to the State of California or any agency thereof or to any other governmental entity or agency thereof, for or with respect to or in connection with, or for the supervision of or official action with respect to, the drilling, redrilling, deepening, operation or abandonment of each well on the Property, and

(b) Obtain insuring bonds or agreements, legally sufficient as to issuer, amount, coverage and terms, as are required by the State of California or any agency thereof to be filed or deposited by either Lessee or Lessor for or with respect to or in connection with, or for the supervision of or official action with respect to, the drilling, redrilling, deepening, operation or abandonment of any well on the Property or the drilling or other operations of Lessee on or with respect to the Property.

(c) The provisions of this section are subject to the covenants and provisions contained in Section 7 hereof and nothing herein provided shall require Lessee to assume or provide such fees or bonds for CERCLA Liability.

22.	NOTICES.

Any required notice or other communication hereunder from Lessor to Lessee shall be given in writing by sending the same by prepaid registered or certified mail with return receipt requested, or national expedited mail delivery service with return receipt, addressed to Lessee:

Iceland America Energy, LLC
Suite 4500, 707 Wilshire Boulevard
Los Angeles, CA 90017-3609

Attention: Tal C. Finney

and any notice or other communication hereunder from Lessee to Lessor shall be given in like manner to Lessor addressed to Lessor:

SF Pacific Properties, LLC
c/o ProLogis
4545 Airport Way
Denver, CO 80239

Attention: John Bezzant

The parties may, by like notice at any time, and from time, to time, change their respective addresses for the purposes hereof. Postmark dates on registry receipts for such notices shall be conclusive as to the date of mailing.

23.	ENTIRETY CLAUSE.

(a) If the Property shall hereafter be owned in severalty, or in separate tracts, the premises nevertheless shall be developed and operated as one lease, and all royalties accruing hereunder shall be treated as an entirety, and shall be divided among and paid to such separate owners in the proportion that the acreage owned by such separate owner bears to the entire leased acreage. Any payment required to be made by Lessee pursuant to the foregoing shall be paid in accordance with the provisions in Section 4 hereof.

(b) There shall be no obligation on the part of the Lessee to off-set wells on separate tracts unto which the Property covered by the Lease may be hereafter divided by sale, devise, unitization, or otherwise, or to furnish separate measuring or receiving facilities.

24.	SEVERABILITY.

If any part, portion or provision of the Lease shall be found or declared null, void or unenforceable for any reason whatsoever by any court of competent jurisdiction or by any governmental agency having authority thereover, then only such part, portion or provision shall be affected thereby and the remainder of this instrument shall continue in full force and effect. The foregoing provisions of this paragraph shall be severable for the purposes of the provisions of this section.

25.	LEASE CONTAINS ALL AGREEMENTS.

It is expressly understood and agreed by the parties hereto that the Lease and the exhibits attached hereto and forming a part hereof as of the date hereof set forth all of the promises, agreements, conditions and understandings between Lessor and Lessee with respect to the Property, and supersede all prior agreements, arrangements or understandings, and that there are no promises, agreements, conditions or understandings, either oral or written, between them with respect to the Property as of the date hereof other than are herein set forth. It is further understood and agreed that no subsequent alteration, amendment, change or addition to this Lease shall be binding upon Lessor and Lessee unless reduced to writing and signed by them.

26.	COUNTERPARTS.

(a) The Lease may be executed in any number of counterparts by any person having an interest in the Property with the same effect as if all Lessors herein were named as Lessor in one document and had all signed the same document. All counterparts shall be construed together and shall constitute one agreement. The failure of any person owning an interest in the Property to execute a counterpart hereof, or the failure of any person named as Lessor in any counterpart to execute the same, shall not affect the binding force of the Lease as to those who have executed or shall execute a counterpart hereof.

(b) If more than one person is named as Lessor herein and one or more of them fails to execute the Lease, it shall, nevertheless (if accepted by Lessee) become effective as a lease from each such Lessor as may have executed the same.

27.	NOTICE OF LEASE.

The parties shall execute a memorandum of this Lease in a form acceptable for recording in the county where the Property are located which shall identify the parties, the Property covered by the Lease, the term of the Lease, and other appropriate provisions as either party or Leasehold Lender may reasonably request. Lessee shall be responsible for the cost of recording such instrument.

28.	BINDING EFFECT.

The Lease and all of the terms, covenants and conditions hereof shall extend to and be binding upon the respective heirs, executors, administrators, grantees, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties have executed this Lease as of the date first written above.

LESSOR	LESSEE

ICELAND AMERICA ENERGY, LLC	SF PACIFIC PROPERTIES, LLC